[Letterhead of Sutherland Asbill & Brennan LLP]

May 12, 2010

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2
Amendment No. 3 filed May 6, 2010
File No. 333-147937

Dear Mr. O’Connor:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 12, 2010 with respect to Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-147937), filed with the Commission on May 6, 2010 (as amended, the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	We note that you appear to have registered 46,696,447 shares on this Registration Statement, but the accompanying prospectus refers only to sales by selling stockholders of up to 27,327,475 shares. Please confirm to the Staff that (i) those excess registered shares have not been issued by the Company and are not held by any selling stockholders, and (ii) the Company will file a new registration statement on Form N-2 in the event it determines to undertake a primary offering of any of these excess registered shares.

The Company confirms to the Staff that none of the excess registered shares referenced above are presently issued or outstanding, nor are they held by any selling

James E. O’Connor, Esq.

May 12, 2010

stockholders. In addition, the Company confirms that it will file a new registration statement on Form N-2 prior to commencing any public primary offering of its shares, including of any of the excess registered shares referenced above.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jerry DeMichaelis / Securities and Exchange Commission
Nicholas Radesca / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP